Via Facsimile and U.S. Mail
Mail Stop 6010


June 20, 2005


Mr. Lawrence R. Hoffman
Executive Vice President and Chief Financial Officer
Covalent Group Inc.
One Glenharde Corporate Center
Wayne, PA  19087


Re:	Covalent Group Inc
	Form 10-K for the fiscal year ended December 31, 2004
	Filed on March 31, 2005
	File No. 000-21145



Dear Mr. Hoffman:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. We may have additional comments after reviewing your responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Item 7.  Management`s Discussion and Analysis of Results of
Operations and Financial Condition, page 19

Critical Accounting Policies and Estimates, page 20

Revenue Recognition, page 20

1. The discussion of your revenue recognition disclosure provides little quantitative analysis of the material implications and uncertainties underlying the proportional-performance method. We note in your discussion on page 23 that revenue decreased due to increases in the estimate of costs for several projects and that changes in your estimate had a significant impact on your operations.
Consistent with Financial Reporting Release 72, Commission
Guidance
Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, please provide us the following:

a. For each period presented the dollar amount of the effect of the change from the previous period`s estimate and the reason for the change.
b. The amount of the reasonably likely change that your December
31,
2004 estimate may have on your future operations, financial position and cash flows. This may be in form of an analysis that shows the sensitivity to changes based on a range or other outcomes that are reasonably likely to occur and would have a material effect. Please supplement your analysis, as necessary, with a discussion that will help us understand your analysis.
c. An explanation as to why you have not provided the information in
a. and b. in your disclosure.


Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

2.  Summary of Significant Accounting Policies, F-7

Revenue Recognition, page F-8

2. Please tell us why recognizing revenue based on actual direct costs incurred to estimated total contract costs where the costs relate to labor hours, an input-based model, complies with SAB 104 as an appropriate method for recognizing revenue as the service is performed rather than using an output-based model. In your response tell us the contracts` billing and payment terms and the interim deliverables or milestones called for by the contracts.


3. Please tell us:

a. Your accounting policy for recognizing revenue for changes in scope and how your policy complies with GAAP.
b. Your accounting policy for recognizing revenue for terminated projects and how your policy complies with GAAP. Clarify for us what you mean in the first paragraph of page F-8 by "frequently" you are entitled to receive "all fees earned by us up to the time of the termination" as it relates to your policy.
c. Why you have not disclosed the policies in a. and b. in your financial statement note.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or James Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,




Jim B. Rosenberg
Senior Assistant Chief
Accountant

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Lawrence R. Hoffman
Covalent Group Inc.
June 20, 2005
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